June 25, 2008

Mr. Jim Atkinson

Ms. Vanessa Robertson

Mail Stop 6010

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20548

Re:

Mach One Corporation.

Registration Statement on Form S-1

Originally Filed October 16, 2007

File No. 333-146744

Dear Mr. Atkinson and Ms. Robertson,

Thank you for the comment letter sent by your department on May 19, 2008. Following are Mach One’s responses to your comments.  For your convenience, each of the Staff’s comments has been reprinted below and our responses are in bold. We have chosen for the most part not to duplicate the written revisions made within the document into the responses within this letter as we felt it would be easier and less cumbersome.

Along with mailing of any further comments you may have, we also request a fax copy be sent to Steven M. Grubner at 847.387.5513 at the time of mailing.

FORM S- 1

General

1. We note that your filing has been tagged in EDGAR as a Form S-l/A, however the cover page for the amendment indicates the amendment is for a Form SB-2. Please revise the cover page to your next amendment to reflect an amendment on Form S-1. Revised.

2. Please revise the attestation under the signature block to reflect you comply with the requirements of Form S-1 instead of Form SB-2. Revised.

3. Please ask your auditors to revise their consent so that it references form S-1 rather than form SB-2. Revised and attached as Exhibit 23.2.

4. Please note that your next amendment should include updated financial statements and related disclosures through

March 3 1, 2008 as required by Rule 3-12 of Regulation S-X. Acknowledged.

5. Please revise the disclosure on your website to conform to your prospectus disclosure. In this regard, we note specifically the differences with respect to management and your business divisions. Revised.

6. Please provide supplemental support for the following statements-contained in the "Business Opportunity" section of your website. We may have additional comments. As a result of our substantial manufacturing activity relating to antibody production and colostrum concentration we produce highly valuable derivative materials that can be used in Nutraceutical production. Our Derivatives Division will manufacture Nutraceutical products under contract for outside parties who will sell them in the marketplace. This enormously profitable business is a result of our foundational activities in animal nutrition. In Diagnostic Testing we will introduce the most cutting-edge tests available on a customized basis for each industry we market to. We will partner with large veterinary practices to introduce advanced, state of the art diagnostics that are 300 times more sensitive than the latest ELISA tests currently thought of as "Gold Standard. This advanced technology will allow for early detection, and possible eradication of the targeted conditions through early supplementation. The derivative material from our manufacturing process is excess amounts of colostrum. Our process involves only using less than 25% of all colostrum gathered. Grade “A” colostrum has a current market value to Nutraceutical manufacturers of $31 per gallon. There is relatively no cost to us to before selling the colostrum at $31 per gallon. Profit margins on this transaction is over 90%- highly profitable. We have entered into a contract with a company to buy 100% of all excess colostrum from us at $31 per gallon. The diagnostic test we will be offering is from a company called Quadraspec. The information provided comes from their literature and website – www.quadraspec.com.

Cover Page

7. We note your response to comment 4 and reissue the comment. Please include this information on the cover page of the prospectus, not the cover page of the registration statement. Included on prospectus cover page.

8. The per share price on the prospectus cover page should be as of the date of the prospectus or a few days prior. Please revise. Revised.

Our Business. page 2

9. Please consider presenting the information in this section in chronological order. For example, in the first paragraph you refer to products acquired from BioQual, which entity you do not identify until the third paragraph. Revised.

10. Language appears to have been omitted from the third sentence of the first paragraph. Please advise or revise. Revised.

11. The information in the last sentence of the first paragraph appears to contradict the information in the second paragraph. If your current business is solely the sale of colostrum replacement products and you have discontinued the sales of diagnostic and monitoring equipment, why do you state "that testing would no longer be the major thrust of our business and will be discontinued by the end of 2008? Have you not already discontinued this business? We may have additional comments. We are phasing out the sales of diagnostic and monitoring business to existing customers. Part of the business is replenishment of supplies to existing customers. We have given notice to these customers that we will not be providing these supplies by the end of 2008 and they should look for other sources.

12. It appears that the immunoglobulin products and the colostrum replacement products which are enumerated in the bullets on page 2 are different classes of products. Although you may have acquired the Ig products with the colostrum products, the disclosure suggests that, at least for the near future, you do not intend to develop the Ig products. If this is the case, this information should be disclosed on page 2 where you describe the acquisition of these products along with the replacement products. If these products are the same or overlap, you should revise the discussion to provide better disclosure about these products.  Added this language- All the above products purchased from BioQual have been modified by the Company for use in the bovine industry. The remaining product, which we call ImmunoGam™ is a colostrum replacement product manufactured from raw colostrum and containing high levels of immunoglobulins, necessary for the health of a newborn calf.

13. Please expand the discussion pertaining to your business plan to indicate when it was instituted, how you intend to implement the plan and the current stage of implementation, and the number of cows you currently have under contract. Additional material provided.

Summary Financial Data page 4

14. Please revise the amount for loss from operations for 2006 to agree with the statement of operations on Page 36. Revised.

Business - General. page 13

15. Please include a section which briefly describes your patent(s), where they were issued, when they were issued, to whom, when the patent expires, and what the patent covers. New section added.

Manufacture of Products, page 15

16. Please update the discussion to indicate when production actually began at your Belgium, Wisconsin facility. If production has not yet begun, please revise the disclosure throughout the prospectus where you currently indicate you manufacture your products to state that you plan to manufacture your products. Updated.

Products - Overview, page 15

17. Please update the discussion in this section. Updated.

Ownership of Certain Beneficial Owners and Management, page 18.

18. Please update the information in the table to the most recent date practicable. Updated.

19. We note the shares owned by Mark Thomas, a company director, are not included in the number of shares owned by "All Directors and Executive Officers as a Group." Please advise or revise. Revised.

20. We note the number of shares owned by Mr. Tobin appears to include the three million shares he was to contribute to TCM. If so, please include footnote disclosure of this fact as well as the reason these shares are reflected as owned by Mr. Tobin. Footnote added.

Management's Discussion and Analysis or Plan of Operation, page 26

21. We note the reference to the $1 million promissory note of April 2007. We also note that the note, filed as exhibit 4.3, references a $4 million contract to sell the borrower's fire retardant business as security for unpaid principal of the note. We can not locate any discussion in the prospectus or financial statements describing the fire retardant business, the proceeds of such sale, or repayments of principal and interest as specified in the promissory note. Please advise or revise. The contract to sell the fire retardant is a personal guarantee of Mr. Tobin. The company has no ownership interest in this business.

Results of Operations, page 28

Fiscal Year Ending December 3 1, 2007 Compared to Fiscal Year Ending December 31, 2006, page 28

22. Please refer to your response to comment 27 and your revised disclosures. Please expand your disclosure to explain the increase in sales and the decrease in cost of sales. Also include an explanation for the increase in salaries and benefits expense. Revised to comply.

Consolidated Balance Sheets, page 34

23. Please refer to your response to comment 32. We note that the cash flow statement was revised to reflect that this was not a prepayment. Please explain why the $250,000 is still classified as a prepayment on the balance sheet or revise your financial statements. Revised.

24. Please revise the balance for 'Total Long Term Liabilities' as of December 31, 2007. Updated financials.

25. Please revise the number of preferred shares outstanding on your balance sheet as of December 31,2006 and 2007 to agree with the number on the Statements of Stockholders' Equity. Updated financials.

Consolidated Statements of Changes in Stockholders' Equity (Deficit page 37)

26. Please revise to include the changes in stockholders' equity (deficit) for the year ended December 31,  2006. Please ensure that the 30 million shares issued in connection with the merger are treated as outstanding for all periods presented. Revised.

27. Please refer to your response to comment 34 and your revised disclosures. Please revise your notes to the financial statements to clarify that the equity has been retroactively restated to reflect the number of shares the accounting acquirer received in the business combination. Revised.

28. Refer to your response to comment 35. Please explain the accounting treatment for this additional consideration. Please refer to SFAS 141. The original acquisition agreement had a provision for a payment of stock to be made after a one year period. This payment was effectively a “hold back” to insure the acquired company was all it was represented to be. We viewed this at the time of acquisition as a future payment that may or may not have to be issued in the form of stock and believed that SFAS 141 accounting did not apply at the time. . We treated the payment as a stock payment at the time it was supplementally  issued and charged it to operations.

29. We acknowledge your response to comment 37 and that you are currently working with your auditor on the response relating to your calculation of your beneficial conversion feature. We will evaluate your compliance with our comment once we receive your response. EITF 98-5: The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). We will restate our financials to reflect this accounting change on the remaining balance of the convertible note. The converted portions of the note already reflect an addition to paid in capital per EITF 98-5 and we ask guidance as to whether an additional entry needs to be entered.

Consolidated Statements of Cash Flows. page 38

30. We note a number of line items on the statement of cash flows which do not have any amounts attributable to them. Please remove these line items or tell us why these line items are necessary. Removed.

31. Please refer to your response to comment 38 and your revised disclosures. Once you have included the changes in stockholders' equity (deficit) for the year ended December 31,2006 requested above, please explain where the amount for "Proceeds from issuance of stock" on the statement of cash flows for 2006 is reflected in the statement of stockholders' equity . Updated financials.

Note 1 - Organization and Summary, of Significant Accounting Policies. page 39

32. Please refer to your response to comment 39. Please explain why the entire $250,000 was allocated to property and equipment since the disclosure on page 2 sounds like you purchased intangible assets as well. We did not recognize any intangible assets under SFAS 141. The equipment’s market value was higher than the cash consideration paid, therefore, we allocated the whole $250,000 to property and equipment.

33. We note you have deleted your accounting policy related to stock-based compensation. Please include the disclosures we requested in comment 87 issued in our comment letter dated November 8. 2007. Our interpretation of SFAS123R is that it addresses stock based compensation in the form of employee stock options or stock under an employee stock purchase plan. We do not have a stock option plan nor an employee stock purchase plan, therefore, we eliminated the disclosure relating to this type of compensation.

34. Please refer to your response to comment 41. Please disclose the specific dollar amount of stock-based compensation recorded for the periods presented. Please clarify the specific line item within the statement of operations where the stockbased compensation cost is recorded. Stock-based compensation should be presented within the respective functional line items. Refer to the guidance of Staff Accounting Bulletin Topic 14(F). Staff Accounting Bulletin Topic 14(F) The staff  believes a Company  should present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. The staff believes a company could consider disclosing the amount of expense related to share-based payment arrangements included in specific line items in the financial statements. Disclosure of this information might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. We chose to include it in our Notes to Financials. Revised Notes to reflect compensation of stock.

Revenue Recognition, page 39

35. We note that you have revised your disclosures regarding revenue recognition. Please revise your disclosure to comply with comment 85 issued in our comment letter dated November 8.2007. It is not clear how recognizing revenue upon invoicing complies with Staff Accounting Bulletin 104. Revised to read: Revenues from sales are recognized upon delivery and acceptance of product.

Note 4 - Loan Payable, page 41

36. Please explain why the loan payable was classified as long-term in 2006 since it was due on demand. Revised to reflect current obligation in 2006.

Note 5 -Notes Payable, page 41

37. Please revise your disclosure to include the $670.000 due in connection with the promissory note and any other notes outstanding such that the disclosure in Notes 4, 5 and 6 agree to the Notes Payable on the balance sheet. Please disclose the terms of all the notes payable. Revised.

Note 6 - Convertible Notes Payable, page 41

38. We acknowledge your response to comment 40 and that you are currently working with your auditor on the response relating to your accounting statement under SFAS 150 and SFAS 133. We will evaluate your compliance with our comment once we receive your response. SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS 150), requires companies to report mandatorily redeemable preferred stock (MRPS) as a liability, and the dividends on these securities as interest expense. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. As evaluated previously under EITF 98-5, we will restate the remaining balance under the convertible note. We did not view this financial instrument as mandatorily redeemable preferred stock nor as a hedge derivative instrument under SFAS 150 or SFAS 133. Please advise if incorrectly viewed under the named SFAS’.

Note 7. Stockholders' Equity (Deficit), page 41

39. You state on page 9 that you rely heavily on stock options to compensate existing employees and attract new employees. Please revise your financial statements to provide the disclosures required by paragraph 64 and A240 and A241 of SFAS 123R. We do not rely on stock options at all. Section deleted.

Note 10. Acquisition of VDx Inc. page 43

40. You state that income and expenses for VDx have been included since acquisition which conflicts with your assertion in Note 1 in "Organization and Nature of Operations" that the acquisition was a reverse acquisition with VDx being the accounting acquirer. If VDx is the accounting acquirer, the financial statements presented in the filing should be of VDx since inception. The transaction on January 17,2006 would be accounted for as a recapitalization by VDx of the shell entity which is accounted for similar to a reverse acquisition with the financial statements of VDx being presented since inception, not the date of the acquisition. Please revise to clarify your accounting treatment for the VDX acquisition. Revised.

________________________

Monte Tobin, CEO

Mach One Corporation

Submitted on behalf of registrant by:

Steven M. Grubner, Esq.

Telephone: 847.366.8058

Fax: 847.387.5513

Email: sgrubner@earthlink.net